NORBORD INC.

Consolidated
Financial
Statements

As at and for the years ended
December 31, 2006 and 2005

Management's Responsibility for the Financial Statements	NORBORD INC.

1

Management's Responsibility for the Financial Statements

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Company maintains systems of internal controls, which are designed to provide reasonable assurance that accounting records are reliable and to safeguard the Company's assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and management's discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

January 23, 2007

J. Barrie Shineton	John Tremayne
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

NORBORD INC.	Auditors' Report

2

Auditors' Report

To the Shareholders of Norbord Inc.

We have audited the consolidated balance sheets of Norbord Inc. as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
January 23, 2007

Consolidated Statements of Earnings and Retained Earnings	NORBORD INC.

3

Consolidated Statements of Earnings and Retained Earnings

Years ended December 31
(US $ millions, except per share information)	2006	2005

Earnings
Net sales	$1,252	$1,462
Earnings before interest, income tax, depreciation and provision for non-core operation	247	495
Provision for non-core operation (note 8)	(13)	–
Interest and other income	3	5
Interest expense (note 4)	(29)	(30)
Earnings before income tax and depreciation	208	470
Depreciation	(94)	(89)
Income tax (note 9)	(17)	(133)
Earnings	$97	$248
Earnings per common share (note 7)
Basic	$0.68	$1.62
Diluted	$0.67	$1.61

Retained Earnings
Balance, beginning of year	$412	$387
Earnings	97	248
Common share dividends	(178)	(166)
Repurchase of common shares (note 6)	(26)	(47)
Redemption of preferred shares (note 6)	–	(9)
Preferred share dividends	–	(1)
Balance, end of year	$305	$412
(See accompanying notes)

NORBORD INC.	Consolidated Statements of Cash Flows

4

Consolidated Statements of Cash Flows

Years ended December 31
(US $ millions)	2006	2005

Cash provided by (used for):
Operating Activities
Earnings	$97	$248
Items not affecting cash:
Provision for non-core operation (note 8)	13	–
Depreciation	94	89
Future income taxes (note 9)	11	11
Other items (note 10)	(15)	(5)
	200	343
Net change in non-cash working capital balances (note 10)	(9)	(29)
	191	314

Investing Activities
Capital investments	(160)	(115)
Other (note 10)	(11)	13
	(171)	(102)

Financing Activities
Dividends	(167)	(161)
Debt incurred (repaid) (note 4)	40	(1)
Repurchase of common shares (note 6)	(29)	(54)
Issue of common shares (note 6)	1	1
Redemption of preferred shares (note 6)	–	(47)
Repurchase of 7 1/4% debentures (note 4)	–	(10)
	(155)	(272)
Increase (decrease) in cash and cash equivalents	$(135)	$(60)

Cash and cash equivalents is comprised of:
Cash	$12	$14
Cash equivalents	8	141
	$20	$155
(See accompanying notes)

Consolidated Balance Sheets	NORBORD INC.

5

Consolidated Balance Sheets

As at December 31
(US $ millions)	2006	2005

Assets
Current assets:
Cash and cash equivalents	$20	$155
Accounts receivable	163	145
Inventory (note 2)	98	99
Future income taxes (note 9)	3	4
	284	403

Property, plant and equipment (note 3)	1,008	921
Other assets	7	4
	$1,299	$1,328

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$228	$225

Long-term debt (note 4)	480	440
Other liabilities (note 5)	44	31
Future income taxes (note 9)	113	110
Shareholders' equity (note 6)	434	522
	$1,299	$1,328
(See accompanying notes)

On behalf of the Board:

Robert J. Harding	J. Barrie Shineton
Chair	President and Chief Executive Officer

NORBORD INC.	Notes to the Consolidated Financial Statements

6

Notes to the Consolidated Financial Statements
(in millions of US dollars, except per share information)

In these notes "Norbord" means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Norbord Inc. as a separate corporation, unless the context implies otherwise.

Note 1. Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during a period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and investment grade money market securities and bank term deposits with a maturity of three months or less from the date of purchase. Cash and cash equivalents are recorded at cost, which approximates market value.

Inventories

Inventories of raw materials and operating and maintenance supplies are valued at the lower of cost and replacement cost, with cost determined on an average cost basis.

Inventories of finished goods are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. Cost includes direct material, direct labour and an allocation of overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate the assets over the following periods which approximate their useful lives:
Buildings	20 to 40 years
Production equipment	10 to 15 years

Interest is capitalized on major capital projects during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the early productive life of the project.

Notes to the Consolidated Financial Statements	NORBORD INC.

7

Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord's defined benefit pension plans are generally based on an employee's length of service and the final five years' average salary, and the plans do not provide for indexation of benefit payments. Norbord also provides non-pension post-retirement benefits consisting of health care benefits to eligible retirees of certain former businesses, which are funded on a pay-as-you-go basis.

The measurement date for all defined benefit plans is December 31. The obligations associated with Norbord's defined benefit plans are actuarially valued using the projected unit credit method pro rated on services, management's best estimate assumptions for expected investment performance, salary escalation and health care cost trend rates, and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Revenue Recognition

Net sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of third party transportation and discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

Stock Options

The Company accounts for stock options using the fair value method. Under the fair value method, compensation expense for options is measured at the grant date using the Black-Scholes option pricing model and recognized in earnings on a straight-line basis over the vesting period.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In addition, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

NORBORD INC.	Notes to the Consolidated Financial Statements

8

Translation of Foreign Currencies

The accounts of subsidiaries having a functional currency other than the US dollar are translated using the current rate method. Gains or losses on translation are deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of investments in these subsidiaries are reported in the same manner as translation adjustments.

Monetary assets and liabilities denominated in currencies other than an entity's functional currency are translated at the rate of exchange prevailing at year-end. Gains or losses on translation of these items are included in the consolidated statement of earnings. Gains or losses on transactions that hedge these items are also included in the consolidated statement of earnings.

Gains or losses on transactions that serve to hedge future foreign currency-denominated cash flows are recognized at their settlement dates and are reported in the same manner as the cash flows being hedged.

Financial Instruments

The Company utilizes derivative financial instruments solely to manage its foreign currency, interest rate, and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives, and hedging strategies are formally documented and periodically assessed to ensure the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investment or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative or other liabilities if there is an unrealized loss on the derivative.

The carrying value of financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments. The fair value of derivative financial instruments reflects the estimated amount that the Company would have paid or received if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivatives counterparties. However, the Company's Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

Note 2. Inventory
	2006	2005
Raw materials	$34	$36
Finished goods	36	37
Operating and maintenance supplies	28	26
	$98	$99

Notes to the Consolidated Financial Statements	NORBORD INC.

9

Note 3. Property, Plant and Equipment

			2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Buildings	$263	$99	$164	$250	$84	$166
Production equipment	1,560	716	844	1,368	613	755
	$1,823	$815	$1,008	$1,618	$697	$921

Included in property, plant and equipment is construction in progress of $16 (2005 – $51). During the year, $7 (2005 – $1) of interest was capitalized.

Note 4. Long-Term Debt

	2006	2005
8 1/8% debentures due 2008	$200	$200
7 1/4% debentures due 2012	240	240
Other debt	40	–
	$480	$440

Maturities of long-term debt at December 31, 2006 were: 2007 – nil; 2008 – $200; 2009 – nil; 2010 – $40; 2011 – nil; and subsequent – $240.

The Company has committed unsecured revolving bank lines of $200 that mature in 2010, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis. At December 31, 2006, $44 of these lines were utilized; $40 drawn as cash and $4 drawn for letters of credit. The balance of $156 is available to support short-term liquidity requirements.

At December 31, 2006, the Company had $365 (2005 – $365) of interest rate swaps outstanding. The terms of these swaps correspond to the terms of the underlying debentures. In 2005, the Company repurchased and cancelled $10 of the 7 1/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

The effective interest rate on the Company's debt-related obligations including the impact of the interest rate swaps was 7.7% at December 31, 2006 (2005 – 7.2%). The aggregate fair value of the Company's debt was $493, consisting of debt of $494 and gains on interest rate swaps of $1.

Interest expense on long-term debt for the year, including the impact of interest rate swaps, was $29 (2005 – $30). Total interest paid during the year was $42 (2005 – $36).

Note 5. Other Liabilities
	2006	2005
Unrealized net investment hedge losses (note 12)	$25	$–
Deferred interest rate swap gains	11	19
Accrued pension and post-retirement benefits (note 11)	4	6
Other liabilities	4	6
	$44	$31

NORBORD INC.	Notes to the Consolidated Financial Statements

10

The unrealized net investment hedge losses are offset by unrealized gains on the underlying exposures being hedged.

Note 6. Shareholders' Equity
	2006	2005
Capital stock:
Common shares	$127	$118
Retained earnings	305	412
Cumulative translation adjustment	2	(8)
	$434	$522

As at December 31, 2006, the authorized capital stock of the Company was as follows:

– Class A preferred shares, an unlimited number.
– Class B preferred shares, an unlimited number.
– Non-voting participating shares, an unlimited number.
– Common shares, an unlimited number.

Summary of common share transactions:
		2006		2005
	Shares	Amount	Shares	Amount
Balance, beginning of year	144,781,477	$118	149,283,888	$118
Dividend reinvestment plan	1,386,644	11	462,579	6
Issue of common shares	302,360	1	681,120	1
Repurchase of common shares	(2,724,600)	(3)	(5,646,110)	(7)
Balance, end of year	143,745,881	$127	144,781,477	$118

In 2005, the Company redeemed all of the outstanding Class A series I preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

The Company declared a special dividend of CAD $1.00 per common share which was paid on July 14, 2006. In 2005, the Company declared a special dividend of CAD $1.00 per common share which was paid on May 20, 2005.

Under the Company's stock option plan, the Board of Directors of the Company may issue stock options to certain directors and employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. Included in cost of sales is $1 (2005 – $1) related to these options. During the year, the exercise price on all outstanding options was decreased by CAD $1.00 (2005 – CAD $1.00) to reflect the payment of the special dividend.

Notes to the Consolidated Financial Statements	NORBORD INC.

11

The following table summarizes the changes in options outstanding during the year:

		2006		2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Options	(CAD $)	Options	(CAD $)
Balance, beginning of year	1,719,680	$5.13	2,065,700	$3.61
Options granted	415,300	12.13	456,700	11.77
Options exercised	(302,360)	2.04	(681,120)	2.26
Exercise price adjustment	–	(1.00)	–	(1.00)
Options cancelled	(46,700)	4.15	(121,600)	2.10
Balance, end of year	1,785,920	$6.31	1,719,680	$5.13
Exercisable at year end	677,972	$2.83	603,604	$2.09

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding at December 31, 2006:
		Options Outstanding		Options Vested
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise		Contractual	Price		Price
Prices (CAD $)	Options	Life	(CAD $)	Options	(CAD $)
$0.01	109,100	3.76	$0.01	109,100	$0.01
$0.32–$0.54	204,340	5.26	0.51	157,472	0.51
$0.84–$1.17	206,380	4.97	0.93	151,460	0.97
$1.79–$2.59	12,800	0.27	2.09	12,800	2.09
$3.83	297,700	7.08	3.83	119,080	3.83
$8.73–$11.13	955,600	8.45	10.25	128,060	9.45
	1,785,920	7.11	$6.31	677,972	$2.83

NORBORD INC.	Notes to the Consolidated Financial Statements

12

Note 7. Earnings per Common Share

Earnings per common share were calculated as follows:
	2006	2005
Earnings available to common shareholders:
Earnings	$97	$248
Less: Preferred share dividends	–	(1)
Less: Foreign exchange on preferred share redemption	–	(9)
	$97	$238
Common shares (millions):
Weighted average number of common shares outstanding	143.4	146.7
Stock options	0.5	0.9
Diluted number of common shares	143.9	147.6
Earnings per common share:
Basic	$0.68	$1.62
Diluted	$0.67	$1.61

Stock options issued under the Company's stock option plan (note 6) were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the year.

Note 8. Provision for Non-Core Operation

In December 2006, the Company recorded a provision relating to the indefinite closure of an I-joist mill in Juniper, New Brunswick following notification from the mill's major customer that its contract would not be renewed. The provision of $13 consisted of asset writedowns of $12 and the accrual of severances and other costs of $1.

Note 9. Income Tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts used for income tax purposes.

Income tax expense comprises the following:
	2006	2005
Current income tax expense	$6	$122
Future income tax expense	11	11
Income tax expense	$17	$133

Notes to the Consolidated Financial Statements	NORBORD INC.

13

The differences between income tax computed using statutory tax rates and income tax as recorded are as follows:

	2006	2005
Earnings before income tax	$114	$381
Income tax expense at combined statutory rates	39	127
Effect of:
Rate differences on foreign activities	(19)	8
Tax credits not previously benefited	1	(6)
Large corporations tax and other	(4)	4
Income tax expense	$17	$133

The income tax effects of temporary differences that give rise to future income taxes are as follows:
	2006	2005
Benefit of tax loss carryforwards	$41	$29
Investment tax credits	19	20
Other future income tax liabilities	(2)	(2)
Property, plant and equipment	(168)	(153)
Future income taxes, net	$(110)	$(106)
Represented by:
Current future income tax asset	$3	$4
Long-term future income tax liability	(113)	(110)
	$(110)	$(106)

Income and income-related taxes of $40 (2005 – $123) were paid during the year.

NORBORD INC.	Notes to the Consolidated Financial Statements

14

Note 10. Supplemental Cash Flow Information

Other items under operating activities comprise:
	2006	2005
Cash provided by (used for):
Amortization of deferred interest rate swap gains (notes 4 and 5)	$(8)	$(8)
Pension funding less than (greater than) pension expense (note 11)	(3)	2
Other	(4)	1
	$(15)	$(5)

The net change in non-cash working capital balances comprises:

	2006	2005
Cash provided by (used for):
Accounts receivable	$(7)	$(2)
Inventory	6	(13)
Accounts payable and accrued liabilities	(8)	(14)
	$(9)	$(29)

Other under investing activities comprises:

	2006	2005
Cash provided by (used for):
Realized net investment hedge gains (losses) (note 12)	$(13)	$12
Other	2	1
	$(11)	$13

Notes to the Consolidated Financial Statements	NORBORD INC.

15

Note 11. Employee Benefit Plans Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are generally required every three years. The most recent actuarial valuation was conducted as of December 31, 2005. The date of the next required valuation is December 31, 2008, and Norbord may choose to perform an actuarial valuation at an earlier date. Information about these plans is as follows:
	2006	2005

Change in Accrued Benefit Obligation During the Year:
Accrued benefit obligation, beginning of year	$65	$51
Employee contributions	1	1
Current service cost	2	2
Interest on accrued benefit obligation	3	3
Benefits paid	(3)	(3)
Net actuarial loss	–	11
Foreign currency exchange rate impact	1	–
Accrued benefit obligation, end of year(1)	$69	$65

Change in Plan Assets During the Year:
Plan assets, beginning of year	$41	$39
Actual return on plan assets	5	3
Employer contributions	5	1
Employee contributions	1	1
Benefits paid	(3)	(3)
Foreign currency exchange rate impact	–	–
Plan assets, end of year(1)	$49	$41

Reconciliation of Funded Status:
Accrued benefit obligation	$69	$65
Plan assets	49	41
Accrued benefit obligation in excess of plan assets	(20)	(24)
Unamortized net actuarial loss	22	25
Unamortized prior service costs	1	1
Unamortized net transitional asset	(5)	(6)
Net accrued benefit liability	(2)	(4)
Recorded in:
Other liabilities	$(2)	$(4)
(1) All plans have accrued benefit obligations in excess of plan assets.

NORBORD INC.	Notes to the Consolidated Financial Statements

16

	2006	2005

Components of Net Pension Expense:
Current service cost	$2	$2
Interest on accrued benefit obligation	3	3
Actual return on plan assets	(5)	(3)
Net actuarial loss	–	11
Difference between actual and expected return on plan assets	1	–
Difference between actual and recognized net actuarial gain (loss)	2	(10)
Amortization of transition asset	(1)	–
Net periodic pension expense	$2	$3

Significant Weighted Average Actuarial Assumptions:
Used in calculation of net periodic pension expense for the year:
Discount rate	5.0%	5.7%
Expected long-term rate of return on plan assets	7.8%	7.8%
Rate of compensation increase	3.7%	3.7%
Used in calculation of accrued benefit obligation, end of year:
Discount rate	5.0%	5.0%
Rate of compensation increase	3.7%	3.7%

The weighted average asset allocation of Norbord's defined benefit pension plan assets is as follows:

Asset category:
Equity investments	61%	70%
Fixed income investments	39%	30%
Total assets	100%	100%

Operating costs include $7 (2005 – $7) related to contributions to Norbord's defined contribution pension plans.

Post-Retirement Benefit Plans

Norbord funds health care benefits costs on a pay-as-you-go basis. Norbord's obligations under its post-retirement benefit plan are determined periodically through actuarial valuations. At December 31, 2006, the accrued benefit obligation related to this plan was $3 (2005 – $4) and the net accrued liability was $2 (2005 – $2). During the year, nil (2005 – nil) was included in operating costs related to this plan.

Post-Employment Benefits

Operating costs include $2 (2005 – $2) related to severance payments.

Note 12. Commitments & Contingencies

Softwood Lumber Duties

In 2006, the Company received $7 in refunded duties and interest pursuant to the Canada-US Softwood Lumber Agreement which is included in earnings before interest, income tax, depreciation and provision for non-core operation in the consolidated statement of earnings. The refund relates to duties paid by two sawmills sold in October 2003.

Notes to the Consolidated Financial Statements	NORBORD INC.

17

Foreign Exchange Hedges

At year-end, the Company had outstanding forward foreign exchange contracts of £5 (2005 – £9) and €59 (2005 – €64) and cross-currency swaps of £125 (2005 – £125), which were designated as hedges against its net investments in Europe. In 2006, the Company realized a loss of $13 (2005 – gain of $12) on its matured net investment hedges and, at year-end, the Company had an unrealized loss of $25 (2005 – gain of $1) on its outstanding net investment hedges. These realized and unrealized losses were offset by realized and unrealized gains on the net investments being hedged.

In addition, at year-end, the Company had outstanding forward foreign exchange contracts of CAD $9 (2005 – CAD $42), which were designated as a hedge against certain Canadian dollar-denominated monetary liabilities. In 2006, the Company realized a loss of $1 (2005 – gain of $1) on its matured monetary liability hedges and, at year-end, the Company had an unrealized gain of nil (2005 – nil) on these outstanding hedges. These realized and unrealized gains were offset by realized and unrealized losses on the monetary liabilities being hedged.

The Company has entered into various commitments for capital expenditures and services in connection with capital investment projects. At year-end, the Company had outstanding forward foreign exchange contracts of €4 (2005 – €9) which were designated as hedges against certain of these commitments. No gains or losses were realized in 2006. At year-end the Company had an unrealized gain of nil on the outstanding hedges. Realized and unrealized losses, if any, are offset by realized and unrealized gains on the purchase commitments being hedged.

Guarantee of Certain Obligations of Fraser Papers

Norbord continues to guarantee certain obligations under operating lease commitments of Fraser Papers, which was distributed to common shareholders in 2004. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $7. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first-charge security interest over Fraser Papers' manufacturing facilities. In 2006, the fee for providing these guarantees was less than $1.

Class Action Lawsuit

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

The Company believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

Other

The Company received tax advice and a tax ruling on certain tax matters related to the distribution of Fraser Papers. There can be no assurance that tax authorities will not challenge various tax filing positions taken by the Company. Such a challenge could result in an income tax and/or a withholding tax liability. In addition to the foregoing, the Company is subject to various additional uncertainties concerning the interpretation and application of tax laws in operating jurisdictions that could affect the Company's cash flows.

NORBORD INC.	Notes to the Consolidated Financial Statements

18

The Company has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss.

The Company has entered into various commitments for capital expenditures and the future supply of operating services and materials. Commitments under operating leases at December 31, 2006, were: 2007 – $2;2008 – $2;2009 – $1; 2010 – $1; 2011 – $1; and subsequent – $3.

Note 13. Related Party Transactions

The Company's major shareholder has various interests over which it has control or otherwise has significant influence (a "related company" or collectively "related companies").

In 2006 and 2005, the Company provided certain administrative services to a related company which were charged on a cost recovery basis. In addition, the Company periodically engages the services of related companies for various financial, real estate and other business advisory services.

In 2006, the fees for these services were less than $1 and were charged at market rates. In 2006, the Company received a payment of $3 from a related company as final consideration pursuant to a 1999 Asset Purchase Agreement. The payment was contingent on the completion of an expansion project. In addition, Norbord paid $1 to this related company for certain costs for which Norbord provided an indemnity under the same 1999 Asset Purchase Agreement. Total future costs related to this indemnification are estimated at $1 and are included in other liabilities in the consolidated balance sheet.

Note 14. Geographic Segments

The Company has a single reportable segment. The Company operates principally in North America and Europe. Net sales by geographic segment are determined based on the origin of shipment and therefore include export sales.
2006	North America	Europe	Unallocated	Total
Net sales	$823	$429	$–	$1,252
EBITDA(1)	221	35	(9)(2)	247
Depreciation	59	34	1	94
Property, plant and equipment	725	279	4	1,008
Capital investments	138	22	–	160

2005	North America	Europe	Unallocated	Total
Net sales	$1,076	$386	$–	$1,462
EBITDA(1)	481	32	(18)	495
Depreciation	55	33	1	89
Property, plant and equipment	656	261	4	921
Capital investments	92	22	1	115
(1) EBITDA is earnings before interest, income tax, depreciation and provision for non-core operation.
(2) Unallocated 2006 EBITDA made up of unallocated costs of $16 less $7 refund of softwood lumber duties and interest (note 12).

NORBORD INC.

Management's
Discussion
and Analysis

Fiscal Year 2006
January 31, 2007

Management's Discussion and Analysis	NORBORD INC.

1

Management's Discussion and Analysis

Fiscal Year 2006

January 31, 2007

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord's performance during 2006 relative to 2005. Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

To enhance shareholders' understanding, certain five-year historical financial and statistical information is presented. Norbord's significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Certain historical financial and statistical information for the years 2004, 2003 and 2002 include information for the paper and timberlands business (Fraser Papers), which was distributed to Norbord's common shareholders on June 30, 2004, and thus may not be comparable with the information for the years 2006 and 2005.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is also provided.

Additional information on Norbord, including the annual information form, is available on SEDAR at www.sedar.com.

NORBORD INC.	Management's Discussion and Analysis

2

Business Overview

Norbord is an international producer of wood-based panels, with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of oriented strand board (OSB) with annual capacity of 5.0 billion square feet (3/8-inch basis). The core of Norbord's OSB business is located in the US South. The Company is a significant producer of wood-based panels in Europe. Norbord does not own any timberlands. It purchases wood fibre from third parties that include private landowners and government-owned timberlands. Norbord employed approximately 2,800 people at December 31, 2006.

Operations include 11 OSB mills, 3 particleboard plants, 2 medium density fibreboard (MDF) plants, 1 hardwood plywood mill, 1 I-joist mill, 2 laminating operations, and a furniture plant. The Company reports all operations as a single operating segment.

Norbord's OSB and particleboard panels are used primarily in the construction sector and its MDF and hardwood plywood panels serve the furniture and fixtures markets.
PRINCIPAL END USES
FOR NORBORD'S PANEL PRODUCTS

ORIENTED STRAND BOARD	MEDIUM DENSITY
(OSB)	FIBREBOARD (MDF)
- New home construction	- Fixtures
- Repair and remodel	-Furniture
- Light commercial construction	- Mill work
- Industrial applications
HARDWOOD PLYWOOD
PARTICLEBOARD	- Cabinetry and fixtures
- New home construction	-Furniture
- Repair and remodel	- Mill work
-Furniture and fixtures

Strategy

Norbord's business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe.

The Company's overall business strategy focuses on five key areas:

  Pursuing growth in OSB through optimization or expansion of existing assets and opportunistic acquisitions.
  Owning high-quality, well-located assets with industry-leading cost positions.
  Maintaining a margin-focused operating culture.
  Focusing customer service strategy on customers who are growing their own market share.
  Maintaining a disciplined approach to capital allocation.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

3

The Company is of the view that successful execution of this strategy will result in superior shareholder returns. Good progress was made in each of the strategic elements during the year, including the following highlights:

  Started up $135 million expansion project at Cordele, Georgia OSB mill on time and on budget
  Achieved record annual OSB production – a 4% increase over 2005
  Streamlined European production capacity by decommissioning older, less efficient particleboard and MDF lines
  Started up a new biomass heat energy system in Cowie, Scotland
  Commenced installation of new biomass energy systems at Genk, Belgium and Nacogdoches, Texas
  Improved European earnings trend
  Generated $56 million in margin improvements
  Expanded North American OSB sales volume with key big box customers
  Secured new panelboard business with leading UK home builders
  Paid third CAD $1.00 special dividend, in addition to the regular CAD $0.10 quarterly dividend
  Completed the repurchase of 2.7 million common shares
  Completed small shareholder buyback program

Norbord's financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord believes that it has met this target in each of the past four years.

Maintaining investment grade debt ratings is an important element of Norbord's financing strategy. With investment grade debt ratings, Norbord believes that it should have the benefit of long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle, subject to Board approval. At December 31, 2006, the Board of Directors had declared 65 consecutive quarterly common dividends of CAD $0.10 per share. In addition, Norbord paid three special dividends of CAD $1.00 per share to common shareholders in each of the past three years. The special dividends were declared to preserve an efficient capital structure through the peak of the OSB price cycle.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

4

Summary

(US $ millions, except per share information, unless otherwise noted)	2006	2005	2004	2003	2002

Key Performance Metrics
Return on equity (ROE)	20%	46%	47%	15%	1%
Return on capital employed (ROCE)	25%	53%	73%	43%	12%
Cash provided by operating activities	191	314	562	280	62
Cash provided by operating activities per share	$1.33	$2.14	$3.75	$1.92	$0.44

Net Sales and Earnings
Net sales	1,252	1,462	1,486	1,064	679
EBITDA	247	495	631	365	89
Earnings from continuing operations	97	248	332	166	7
Earnings	97	248	326	126	13

Per Common Share
Earnings from continuing operations per share (diluted)	0.67	1.61	2.19	1.12	0.04
Earnings per share (diluted)	0.67	1.61	2.14	0.85	0.08
Common dividends per share	1.25	1.13	1.10	0.29	0.26

Balance Sheet
Total assets	1,299	1,328	1,391	2,063	2,029
Long-term debt	480	440	450	657	658
Net debt	460	285	236	482	745
Net debt to capitalization, market basis	27%	17%	13%	32%	49%
Net debt to capitalization, book basis	51%	35%	30%	35%	48%

Key Statistics
OSB shipments (MMsf–3/8")	4,289	4,136	3,731	3,372	2,974
Average OSB price – North Central ($/Msf–7/16")	217	320	369	294	160
Average OSB price – Europe ( €/m3)	208	199	222	162	168

Fluctuation in the price of North American OSB is the most significant driver of changes in Norbord's results. Results in 2006 were negatively impacted by the steady decline in North American OSB prices – from $320 per Msf (North Central 7/16-inch basis) at the beginning of the year to $158 per Msf at the end of the year, averaging $217 per Msf. Benchmark prices decreased from 2005 average prices of $320 per Msf in response to a slowing of US housing starts from 2005's record levels, as speculators and investors withdrew from the housing market and builders reacted to higher home inventories. A decline was fully expected, but the retreat from the highs seen in the past few years was earlier and deeper than anticipated.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

5

Throughout the cycle, Norbord took steps to prepare itself for this inevitable downturn by focusing on cost containment and by focusing product mix on higher margin products. The Margin Improvement Program (MIP) has helped Norbord to concentrate on improving its competitive position, generating over $185 million of savings in the past five years, including $56 million in 2006. These gains have helped to offset the impact of industry-wide rising input costs and management believes its relative competitive position has improved over this time. The benefit of the discipline exercised through the top of the cycle is that all Norbord mills generated positive EBITDA in the second half of the year when North American OSB prices traded well below the historical average.

In contrast to North America, markets in Europe showed steady improvement during 2006 as the economy expanded, particularly in Germany where construction activity and investment are growing for the first time this decade. Norbord's European business is exposed to different market dynamics than the North American business. The Company believes this provides meaningful earnings diversification, while capitalizing on Norbord's strength as a panel producer.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

6

EBITDA of $247 million was generated in 2006 versus a very strong $495 million in 2005. EBITDA margins were 20%, compared to 34% for the prior year. 2006 earnings were $97 million, or $0.67 per share, versus $248 million, or $1.61 per share, in 2005.

Return on equity (ROE) was 20% in 2006 compared to 46% in 2005. ROE is a measure for shareholders to determine how effectively their money is being employed. Capital initiatives, including the three CAD $1.00 special dividends paid in each of the past three years and the share repurchase program, have maintained the efficiency of Norbord's capital structure and contributed to the high ROE levels. The 2004 and prior ROE includes Fraser Papers, which was distributed to common shareholders in the third quarter of 2004. Pre-tax return on capital employed (ROCE) averaged 25% for the year compared to 53% in 2005. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital.

Norbord achieved record annual OSB production in 2006, increasing volume 4% over 2005 levels. OSB volume has more than doubled over the past five years, growing at a compound annual rate of 19%. Producing more volume from existing assets has contributed to Norbord's cost containment efforts. Norbord's OSB production is expected to increase by more than 10% in 2007, as a result of the ramp-up of the second line at Cordele and productivity improvements at existing mills.

Cash provided by operating activities totalled $191 million or $1.33 per share in 2006. In the past five years, over $1.4 billion in cash has been generated from operating activities. This cash has been used to reshape the Company from a traditional Canadian forest products company to a focused internationally-recognized leader in the structural panels sector. During this time, Norbord has:

  Invested $610 million in growing the business
  Reduced net debt and preferred shares outstanding by $160 million
  Paid out $550 million in cash dividends
  Invested $100 million to repurchase 10.2 million common shares
  Distributed paper and timberlands business (Fraser Papers) to shareholders

This transformation has contributed to strong returns for shareholders. A CAD $100 investment in Norbord shares at the end of 2001 would have grown to CAD $234 by the end of 2006, assuming reinvestment of dividends and other distributions, representing a compound annual return of 19% per year.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

7

Results of Operations

Summary of Selected Financial Information
(US $ millions)	2006	2005	2004	2003	2002
Net sales	$1,252	$1,462	$1,486	$1,064	$679
EBITDA	247	495	631	365	89
EBITDA margin	20%	34%	42%	34%	13%
Depreciation	94	89	82	76	71
Capital investments	160	115	67	31	15
OSB shipments (MMsf–3/8")	4,289	4,136	3,731	3,372	2,974
Average OSB price – North Central ($/Msf–7/16")	217	320	369	294	160
Average OSB price – Europe ( €/m3)	208	199	222	162	168

Markets

North American OSB accounts for two-thirds of Norbord's panel shipments by volume, therefore results of operations are most affected by volatility in the price of North American OSB. Comprising almost 30% of shipments by volume, the relative strength of European panel markets also affects results, although to a much lesser degree. North America is the principal market destination for Norbord's products.
	North		2006	2005
Shipments by market destination	America	Europe	Total	Total
OSB (MMsf–3/8")	3,705	584	4,289	4,136
Particleboard (MMsf–3/8")(1)	–	643	643	583
MDF (MMsf–3/8")	149	376	525	545
Hardwood plywood (MMsf–3/8")	78	–	78	77

(1)    Excludes particleboard consumed internally (2006 – 178 MMsf – 3/8"; 2005 – 183 MMsf – 3/8").

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

8

New home construction is the primary end use for OSB in North America, accounting for about 70% of OSB demand. US housing starts for 2006 were 1.8 million following 2.1 million in 2005, the highest annual level of starts since 1972. The long anticipated housing downturn unfolded more sharply than expected despite a relatively strong economic backdrop.

Interest rates and inflation in North America remained relatively low while GDP growth and consumer confidence remained relatively strong. Thirty-year US mortgage rates averaged 6.4% in 2006 compared to 5.9% in 2005. Most indicators suggest that the underlying demographics, driven by immigration, will continue to support a high level of housing demand throughout the coming decade. Canadian housing starts increased 1% over 2005 and remain robust at 0.2 million units.

The North American structural panel industry produced 42 billion square feet (3/8-inch basis) of panels in 2006. OSB production reached 26 billion square feet in 2006 and now represents approximately 62% of total North American structural panel production. Industry-wide OSB production was up 1% over 2005 while plywood production decreased 6%.

The North Central benchmark OSB price averaged $217 per Msf (7/16-inch basis) in 2006 compared to an average price of $320 per Msf in the prior year. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful, albeit imperfect, proxy for over-all North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value-added products, and volume and trade discounts cause realized prices to differ from the benchmark. Norbord's realized OSB prices or mill nets (net sales divided by shipments) were 102% of the benchmark in 2006 and 97% in 2005.

European markets showed steady improvement during 2006 as European construction market confidence improved, particularly in Germany. As a result, European OSB prices increased 5% over 2005 and averaged 8% above the five-year average.

The Company believes that improvement in the European economy in 2006 led to higher demand and prices for particleboard and MDF. Furthermore, Norbord successfully expanded particleboard sales to the construction sector, a focus selected to maximize synergies with its OSB sales strategy. While European results benefited from the higher price levels, these gains were tempered by continued high energy, resin and other input costs.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

9

		Net Sales		Shipments	Average Mill Nets
		(US $ millions)		(MMsf–3/8")	(US $ per Msf–3/8")
	2006	2005	2006	2005	2006	2005
OSB(1)	$832	$1,070	4,289	4,136	$194	$259
Particleboard(2)	116	98	643	583	180	167
MDF	110	107	525	545	211	197
Hardwood plywood	50	48	78	77	639	617
Other(3)	144	139
Total	$1,252	$1,462

(1)    Includes European net sales of $127 million (2005 – $114 million).
(2)    Excludes particleboard consumed internally (2006 – 178 MMsf – 3/8"; 2005 – 183 MMsf – 3/8").
(3)    Other sales include I-joist, laminated products, furniture components and ready-to-assemble furniture units.

Production
(MMsf–3/8")	2006	2005	2004	2003	2002
OSB	4,335	4,172	3,821	3,402	2,986
Particleboard	794	777	616	586	560
MDF	517	555	598	572	524
Hardwood plywood	79	78	79	76	79

Eight of Norbord's 11 OSB mills established annual production records in 2006. Improvements delivered as a result of implementing best practices resulted in a 4% production increase. This follows a 9% increase in OSB production in 2005. Particleboard production increased 2% as compared to 2005 despite decommissioning the older and less efficient particleboard line at South Molton, England in the third quarter of 2006. The decrease in MDF production as compared to 2005 is the result of decommissioning the older MDF line at Cowie in the second quarter of 2006. Norbord's total European MDF production is expected to return to about 90% of its pre-closure volume by the end of 2007 as production at the remaining MDF facility is optimized.

Operating Results

In 2006, EBITDA was $247 million as compared with $495 million in 2005. The primary driver of the change in EBITDA was the lower North American OSB price. Benchmark OSB prices in 2006 averaged 32% below the highs seen in 2005 and 20% below the five-year average. The components of the EBITDA change are summarized in the following variance table. EBITDA margin was 20% compared to 34% for the prior year.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

10

(1)    The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.

(2)    Key inputs include fibre, resin and energy.

(3)    The volume variance represents the impact of shipment volume changes across all products.

(4)    Other category comprises all remaining variances including labour and benefits, supplies and maintenance, the impact of foreign exchange, and the $7 million refund of softwood lumber duty received in the fourth quarter of 2006.

North American OSB generated EBITDA of $215 million (2005 – $478 million). Other products contributed $41 million (2005 – $35 million) to EBITDA. These figures exclude unallocated corporate overhead relating to all product lines totalling $16 million (2005 – $18 million) and softwood lumber duty refunds of $7 million.

The global forest products industry continued to be challenged with significantly higher key input prices in 2006. The prices of energy, resin and fibre, which account for approximately 70% of production costs, have each increased more than 70% in the past five years. In 2006, while the rate of increase diminished, all of these input prices increased over 2005. Gains from the Margin Improvement Program (MIP) of $56 million in 2006, measured relative to 2005 at constant prices and exchange rates, limited the impact these higher input prices had on earnings. Mix, volume and key input usage initiatives were the largest contributors to MIP in 2006. Globally, Norbord expects to deliver MIP of $45 million for the full year 2007.

Despite these continued input price pressures, Norbord's North American per unit OSB production costs, before employee profit share, were in line with the prior year – the result of increased productivity and improved raw material usages.

The direct impact on operating costs of rising energy prices has been limited as the majority of Norbord's energy is provided by burning bark and other biomass. Natural gas and electricity satisfy the remainder of Norbord's energy requirements. The Company estimates the unfavourable impact of a $1 per mmbtu increase in the price of natural gas to negatively impact annual earnings by approximately $3 million, or less than 2 cents per share. Norbord continues to look for ways to improve its level of energy self-sufficiency. For example, the energy system at Cowie (operational November 2006) and energy systems at Genk and Nacogdoches (both scheduled to be operational fourth quarter 2007) should eliminate the use of natural gas to generate process heat across the Company's OSB operations.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

11

Net sales were $1,252 million, compared to $1,462 million in 2005. The impact on net sales of higher shipment volumes was offset by lower North American OSB prices.

EBITDA margins for non-OSB products averaged 6% in 2006 compared to 7% in 2005. MDF and particleboard costs were impacted by energy and resin price pressures. MDF and particleboard are more energy- and resin-intensive products than OSB.

Depreciation expense increased $5 million in 2006 to $94 million, due to the impact of recent capital investments.

Interest and Income Tax

Interest expense of $29 million in 2006 was down from $30 million in 2005. Interest of $7 million was capitalized in 2006 relating to the Cordele expansion completed in December. This offset the impact that higher average debt levels and increased short-term interest rates had on interest expense. Long-term debt ended the year at $480 million, up from $440 million at December 31, 2005.

The effective interest rate on Norbord's debt-related obligations, including the impact of interest rate swaps, was 7.7% at December 31, 2006, compared to 7.2% at year-end 2005. Approximately 80% of Norbord's net debt was subject to floating interest rates during the year. The increased average rate was the result of higher US money market rates in 2006.

From time to time the Company recoupons its portfolio of interest rate swaps to more efficiently manage cash flow and credit exposure. Any gains realized are deferred and amortized over the remaining term of the debt against which the swaps were designated as hedges. At December 31, 2006, $19 million of gains were deferred and included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheet. The amortization of $8 million in 2006 and $8 million in 2005 was included in interest expense. Interest income in 2006 amounted to $3 million compared to $5 million in 2005. Interest earned on cash and cash equivalents accounts for the majority of interest income. A tax expense of $17 million was recorded in 2006 on pre-tax earnings of $114 million. The effective tax rate of 15% is less than the statutory rate of 34% principally due to rate differences on foreign activities.

At December 31, 2006, the Company had tax operating loss carryforwards of approximately £36 million from UK operations that can be carried forward indefinitely. The Company has capital losses in Canada of CAD $66 million that can also be carried forward indefinitely. The Company also has approximately CAD $34 million of investment tax credits (ITCs) available to reduce future Canadian tax liabilities. The ITCs expire between 2007 and 2014. The loss carryforwards and the credits may be utilized over the next several years to eliminate cash taxes otherwise payable, and will enhance future cash flows. The future tax benefits of these temporary differences have been included in future income taxes in the consolidated financial statements.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

12

Liquidity and Capital Resources

(US $ millions, except per share information, unless otherwise noted)	2006	2005	2004	2003	2002
Cash provided by operating activities	$191	$314	$562	$280	$62
Cash provided by operating activities per share	1.33	2.14	3.75	1.92	0.44
Operating working capital	33	19	2	(6)	-
Total working capital	53	174	217	171	66
Capital investments	160	115	67	31	15
Net debt to capitalization, market basis	27%	17%	13%	32%	49%
Net debt to capitalization, book basis	51%	35%	30%	35%	48%

Cash provided by operating activities was $191 million, or $1.33 per share, compared to $314 million, or $2.14 per share, in 2005. Changes in earnings is the principal driver of changes in cash provided by operating activities. Higher cash taxes in 2006 and 2005 following the utilization of the majority of the benefit of the North American tax operating loss carryforwards in 2004 also contributed to the lower level of cash provided by operating activities in these years.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities was $33 million at December 31,2006, compared to $19 million at December 31,2005. A higher accounts receivable balance due to an increase in non-trade receivables is the primary driver of the change in the operating working capital balance. Collections of trade receivables are in line with prior periods. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at December 31,2006 was $53 million including $20 million in cash and cash equivalents. Total working capital is down significantly over 2005 principally due to the lower cash balance in 2006.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements, of which $44 million were utilized at December 31, 2006 – $40 million drawn as cash and $4 million drawn for letters of credit. These committed bank lines mature in 2010, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis.

Cash dividends of $167 million or CAD $1.40 per share were paid in the year including the payment of a CAD $1.00 special dividend on July 14, 2006, the third special dividend in the past three years. Dividends were funded with cash from operations. Other uses of the cash from operations in the year include $160 million for capital investments and $29 million for common share repurchases. These initiatives are discussed in further detail in the Investments and Divestitures and Capitalization sections. In addition, $40 million of cash was received through the drawdown of the committed bank lines, which is reflected as an increase in long-term debt.

Norbord's net debt stood at $460 million at year-end, representing 27% of capitalization on a market basis and 51% of capitalization on a book basis. Net debt includes long-term debt of $480 million less cash and cash equivalents of $20 million.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

13

The Company's next term debt maturity is its $200 million 8 1/8% debentures due March 20, 2008. The $480 million long-term debt outstanding at year-end 2006 has an average term of 3.5 years.

At December 31, 2006, the Company had $365 million (2005 – $365 million) of interest rate swaps outstanding, and 84% (2005 – 74%) of Norbord's net debt was at floating interest rates.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

	Payments Due by Period
		Less than	One–Three	Four–Five	After Five
Contractual Obligations (US $ millions)	Total	One Year	Years	Years	Years
Long-term debt	$480	$–	$200	$40	$240
Purchase obligations	99	35	38	26	–
Operating leases	10	2	3	2	3
Total	$589	$37	$241	$68	$243

Note: The above table does not include pension and post-retirement benefits plan obligations which are discussed in the Significant Accounting Policies and Estimates – Defined Benefit Pension Plans section.

Investments and Divestitures

Capital Investments

In December 2006, the second OSB line at Cordele was completed, on time and on budget, creating one of the largest and most efficient OSB manufacturing facilities in the world. The expansion added approximately 550 million square feet (3/8-inch basis) of production capacity at a capital cost of $135 million and increased Norbord's North American OSB production capacity by 15%. Once fully ramped up, this expansion will further strengthen Norbord's position as one of the largest OSB producers in the US South. In addition to the capital cost of $135 million, $8 million of interest and $5 million of start-up costs have been capitalized since construction began in the second quarter of 2005.

Capital investments in 2006, excluding the new Cordele OSB line, were $56 million, representing 60% of depreciation (2005 – 87%). Approximately 55% of the $56 million was invested in projects designed to enhance profitability. In addition, $97 million was invested in the Cordele mill expansion project and $7 million of interest was capitalized bringing the total capital investment in 2006 to $160 million.

At year-end 2006, commitments to projects in progress totalled $16 million. Norbord's 2007 capital investments are expected to be $30 million, representing committed capital and essential maintenance only. Should market conditions warrant, this could be increased to $40 million, or approximately 40% of depreciation. The 2007 capital investments will be funded with cash on hand, cash generated from operations and, if necessary, drawdowns under the Company's committed bank lines.

The following table summarizes Norbord's capital investments:

(US $ millions)	2006	2005	2004	2003	2002
Increased productivity	$32	$34	$39	$12	$7
Greenfield and major expansion	97	38	–	–	–
Environmental	6	28	11	6	1
Maintenance of business	18	14	17	13	7
Capitalized interest	7	1	–	–	–
Total	$160	$115	$67	$31	$15

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

14

Capital investment was higher for 2006 and 2005 as compared to prior years as the Company expanded capacity at the Cordele mill, accelerated capital projects focused on energy reduction and production enhancement and prioritized projects designed to meet MACT (Maximum Achievable Control Technology) requirements (see Risks and Uncertainties – Environmental Matters).

Provision for Non-Core Operation

In December 2006, the Company recorded a provision relating to the indefinite closure of the I-joist mill in Juniper, New Brunswick, following notification from the mill's major customer that its contract would not be renewed. The provision of $13 million ($0.06 per share) consisted of asset writedowns of $12 million and severances and other costs of $1 million. Earnings and balance sheet information relating to these assets follows:

	2006	2005
Net sales	$35	$44
EBITDA	2	(1)
Operating working capital	2	9
Property, plant and equipment	–	13

Notwithstanding the writedown taken, efforts to find replacement customers for the mill's product continue.

Capitalization

Dividends

Dividends to common shareholders totalled $178 million in 2006 and $166 million in 2005 including the payment of a CAD $1.00 per share special dividend in each of the third quarter of 2006 and the second quarter of 2005. In addition to the special dividends, the Company paid a regular dividend of CAD $0.40 in both 2006 and 2005.

Preferred share dividends totalled $1 million in 2005. All of the outstanding preferred shares were redeemed in the second quarter of 2005 (see Capitalization – Preferred Share Redemption).

Purchase of Common Shares

In 2006, the Company purchased and cancelled 2.7 million common shares at a cost of $29 million under a share repurchase program that expired on November 1, 2006. The share repurchase program was not renewed. In 2005, 5.7 million shares were purchased and cancelled at a cost of $54 million.

Preferred Share Redemption

During the second quarter of 2005, the Company redeemed all of the outstanding Class A Series I preferred shares at par (CAD $60 million). On redemption, a foreign exchange loss of $9 million was recorded as a charge to equity. This one-time charge did not impact earnings. However, the charge reduced earnings per share by $0.06 as it was included in the determination of earnings available to common shareholders, the numerator in the earnings per share calculation. Following the redemption, the Company's issued equity is comprised solely of common shares. The redemption eliminated the Company's financial obligation with the highest after-tax cost.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

15

Repurchase of Long-term Debt

In 2005, the Company repurchased and cancelled $10 million of the 7 1/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Selected Quarterly Information
				2006				2005
(US $ millions, except per share	4th	3rd	2nd	1st	4th	3rd	2nd	1st
information, unless otherwise noted)	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr

Key Performance Metrics
Return on equity (ROE)	(1)%	6%	27%	43%	41%	38%	45%	62%
Return on capital employed (ROCE)	8%	15%	33%	46%	45%	41%	53%	65%
Cash provided by operating activities	54	37	70	30	121	55	98	40
Cash provided by operating
activities per share	0.37	0.26	0.49	0.21	0.83	0.38	0.67	0.26

Net Sales and Earnings
Net sales	259	291	334	368	351	338	369	404
EBITDA	22	35	79	111	110	100	128	157
Earnings	(1)	7	33	58	52	45	67	84
Per Common Share
Earnings
Basic	–	0.05	0.23	0.40	0.36	0.31	0.39	0.56
Diluted	(0.01)	0.05	0.23	0.40	0.36	0.31	0.39	0.55

Key Statistics
OSB shipments (MMsf–3/8")	1,083	1,076	1,048	1,082	1,021	1,062	1,040	1,013
Average OSB price – North Central
($/Msf–7/16")	166	181	238	285	317	303	297	364
Average OSB price – Europe ( €/m3)	219	213	204	197	182	190	208	214

The price of North American OSB is the primary factor affecting the comparability of Norbord's results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The Company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA in 2006 was approximately $30 million or approximately $0.14 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 13% of its panel production capacity. The Company estimates the unfavourable impact of a US one-cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

16

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord's products, are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord's operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on fourth quarter 2006 results include pre-tax income of $7 million ($0.03 per share) due to softwood lumber duty refunds, the $13 million provision ($0.06 per share) for non-core operation and tax recovery of $4 million ($0.03 per share) due to the resolution of several income tax audit items relating to prior taxation years. Foreign exchange on the redemption of preferred shares had a $0.06 per share negative impact in the second quarter of 2005.

Fourth Quarter Results

In the fourth quarter of 2006, results were driven by North American OSB prices which continued their downward trend in the quarter. Average North American OSB benchmark pricing for the fourth quarter was $166 per Msf (7/16-inch basis), 50% below the fourth quarter of 2005. Return on capital employed (ROCE) was 8% on an annualized basis for the quarter, compared to 15% and 45% for the third quarter of 2006 and the fourth quarter of 2005, respectively. ROCE is a measure of financial performance, focusing on cash generation and the efficient use of capital.

A loss of $1 million was generated in the fourth quarter as compared to income of $7 million in the previous quarter and income of $52 million in the fourth quarter of 2005. EBITDA of $22 million was generated in the fourth quarter of 2006, versus $35 million in the previous quarter and $110 million in the fourth quarter of 2005. The primary driver of the change in earnings and EBITDA is the change in North American OSB price. EBITDA changes are summarized in the variance table below. EBITDA margins were 8% in the quarter, compared to 12% for the previous quarter and 31% in the fourth quarter of 2005.

EBITDA Variance
(US $ millions)	4th Qtr 2006 vs. 3rd Qtr 2006	4th Qtr 2006 vs. 4th Qtr 2005
EBITDA – current period	$22	$22
EBITDA – comparative period	35	110
Variance	$(13)	$(88)
Mill nets(1)	$(27)	$(121)
Volume(2)	1	14
Key input prices(3)	(9)	(6)
Key input usage(3)	(1)	2
Other(4)	23	23
	$(13)	$(88)

(1)    The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.

(2)    The volume variance represents the of shipment volume changes across all products.

(3)    Key inputs include fibre, resin and energy.

(4)    Other category covers all remaining variances including labour and benefits, supplies and maintenance, the impact of foreign exchange, and the $7 million refund of softwood lumber duty received in the fourth quarter of 2006.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

17

Common Shares

At January 31,2007, there were 143.8 million common shares outstanding.

The weighted average number of common shares outstanding in the year has decreased 2% over the prior year. This decrease is principally due to share repurchases and has resulted in an improvement to earnings per share of approximately $0.02 per share.

Under the Dividend Reinvestment Plan, 1.4 million common shares were issued in 2006 compared to 0.5 million in 2005. The share repurchase program under which the Company purchased and cancelled 2.7 million common shares during the year expired November 1,2006 and was not renewed.

Shares issued under the Company's stock option plan totalled 0.3 million in 2006, generating proceeds of $1 million. Options on 0.7 million shares were exercised during 2005. Options on 1.8 million shares were outstanding at year-end 2006, with 38% vested. During the year, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the payment of a special dividend (CAD $1.00). The exercise price for these options ranges from CAD $0.01 to CAD $11.13, with expiry at various dates to 2015.

The following table summarizes common share information for each of the past five years.

Common Share Information as at December 31	2006	2005	2004	2003	2002
Shares outstanding (millions)	143.7	144.8	149.3	148.2	144.5
Dividends (US $ millions)	$178	$166	$166	$43	$36
Book value (US $ per share)	$3.02	$3.61	$3.42	$5.79	$5.30
Market price at year-end (CAD $ per share)	$8.91	$12.25	$12.40	$10.85	$8.25
Dividend yield(1)	4.5%	3.3%	3.2%	3.7%	4.8%

(1)    Calculated based on year-end closing share price and annual dividend excluding the special dividends of CAD $1.00 per share paid in each of the past three years.

Norbord's total shareholder return during 2006 was a loss of 16% as the CAD $1.40 in regular and special dividend payments were offset by a decline in share price. The average daily volume traded during 2006 was 0.5 million shares as compared to 0.4 million shares in 2005.

Transactions with Related Parties

The Company's major shareholder has various interests over which it has control or otherwise has significant influence (a "related company" or, collectively, "related companies").

In 2006 and 2005, the Company provided certain administrative services to a related company which were charged on a cost recovery basis. In addition, the Company periodically engages the services of related companies for various financial, real estate and other business advisory services. In 2006, the fees for these services were less than $1 million and were charged at market rates.

In 2006, the Company received a $3 million payment from a related company as final consideration pursuant to a 1999 Asset Purchase Agreement. The payment was contingent on the completion of an expansion project. In addition, Norbord paid $1 million to this related company for certain costs for which Norbord provided an indemnity under the same 1999 Asset Purchase Agreement. Total estimated future costs related to this indemnification total $1 million and are included in other liabilities in the consolidated balance sheet.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

18

Financial Policies

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

At year-end, Norbord had $156 million of unutilized committed unsecured revolving credit facilities with six international financial institutions available to support short-term liquidity requirements.

Credit Ratings

Debt ratings within investment grade categories are a key objective of Norbord's financing strategy and provide for long-term access to public and private capital markets on attractive terms. Current ratings on Norbord's senior unsecured debentures are:
	Dominion Bond	Standard & Poor's	Moody's
	Rating Service	Ratings Services	Investors Service
Rating	BBB	BBB	Baa3
Outlook	Stable	Negative	Negative

Ratings on the debentures have been investment grade since 1992.

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved highly rated counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

19

Significant Accounting Policies and Estimates

Revenue Recognition

Net sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of third-party transportation and discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including capitalized interest. Government capital grants and investment tax credits received reduce the cost of related assets. Property, plant and equipment acquired in a business acquisition are recorded at fair value. Property, plant and equipment are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives.

Buildings 20 to 40 years
Production equipment 10 to 15 years

These periods are assessed from time to time to ensure that they continue to approximate the useful lives of the related assets. Property, plant and equipment is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

Future Income Taxes

Future income tax assets and liabilities are determined based on temporary differences between the carrying amount and tax basis of assets and liabilities as well as certain carryforward items.

Future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.

Defined Benefit Pension Plans

Norbord's defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Norbord's obligations under its defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. The weighted average assumed return on assets is 7.8%, which is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted average discount rate used to value year-end 2006 accrued benefit obligations is 5.0%, which is based on the market yield of high-quality corporate bonds of similar duration to the pension plan liabilities.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

20

At December 31, 2006, defined benefit pension plan assets were $49 million (2005 – $41 million) while the accrued benefit obligations were $69 million (2005 – $65 million), yielding an unfunded liability of $20 million (2005 – $24 million). Defined benefit pension expense for the year was $2 million (2005 – $3 million) and defined benefit employer contributions were $5 million (2005 – $1 million). Norbord anticipates 2007 net pension expense and employer contributions will be in line with 2006 levels.

Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect Norbord's future plan assets, accrued benefit obligations, pension expense and pension contributions.

Stock-Based Compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using the Black-Scholes option pricing model and recognized on a straight-line basis over the vesting period. In both 2006 and 2005, the Company recognized $1 million in compensation expense related to stock options.

Accounting Developments

In 2005, the CICA issued new accounting standards comprising handbook sections 3855, "Financial Instruments – Recognition and Measurement," 3865, "Hedges," and 1530, "Comprehensive Income" which will become effective for Norbord beginning in the first quarter of 2007.

These standards impact the measurement and presentation of financial instruments in the financial statements. The new standards also introduce the concept of other comprehensive income which will be included on the consolidated balance sheets as a separate component of shareholders' equity.

The changes in carrying value of financial instruments as a result of adopting these new standards, if any, will be recognized in opening retained earnings in the first quarter of 2007. The Company is currently evaluating the impact of adopting these standards.

Risks and Uncertainties

Norbord is exposed to a number of risks in the normal course of its business that have the potential to affect the operating performance of the Company. A discussion of some of the major risks and uncertainties follows.

Product Price Sensitivities

Oriented strand board (OSB) accounts for more than 75% of Norbord's panel production capacity. The price of OSB is one of the most volatile in the wood-based panels industry. Norbord's concentration in OSB increases Norbord's sensitivity to product pricing and will result in a high degree of sales and earnings volatility.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

21

Norbord's financial performance is principally dependent on the selling price of its products. The markets for most of Norbord's products are highly cyclical and are characterized by periods of supply and demand imbalance during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord's products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord's business at different times, are influenced by numerous factors that are beyond Norbord's control and include changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. Norbord has been negatively affected in the past by declines in product pricing and has occasionally taken market-related production downtime.

Based on operating at capacity, the following table shows the approximate annualized impact of changes in product prices on EBITDA.
		Impact on
	Sensitivity	EBITDA
	Factor	($ millions)
OSB – North America	$10 per Msf–7/16"	$36(1)
OSB – Europe	€ 10 per m3	7
Other panels	$10 per Msf–7/16"	12
(1) Calculated assuming the second OSB line at Cordele is fully ramped up. The sensitivity before taking account of the Cordele expansion was $30 million.

Norbord is exposed to commodity price risk on its products and monitors market developments. No liquid futures markets exist for the majority of Norbord's commodity outputs. Norbord is authorized to hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of falling commodity output prices. Should Norbord decide to hedge any of this exposure, it will hedge physically with customers and, if that is unfeasible, purchase financial hedges where liquid markets exist.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord's principal market is the United States where it competes with North American and, in some instances, foreign producers. Norbord's European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord's ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. As a result of this risk, a central element of Norbord's strategy is to endeavour to maintain assets that are high quality, well located and low cost. In addition, competitors could develop new cost-effective substitutes for Norbord's wood-based panels, or building codes could be changed to make the use of Norbord's products less attractive for certain applications.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

22

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, principally wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources and prices are influenced by factors beyond Norbord's control. Norbord may not be able to pass increased costs through to its customers.

Norbord is exposed to commodity price risk on manufacturing inputs and monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord's commodity inputs but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will hedge physically with suppliers and, if that is unfeasible, purchase financial hedges where liquid markets exist.

At January 31, 2007, Norbord has hedged approximately 30% of its 2007 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 55% of Norbord's electricity is purchased in regulated markets and Norbord has hedged approximately 25% of its 2007 deregulated electricity consumption. More than 65% of Norbord's energy requirements are met with biomass.

Fibre Resource

As Norbord does not own any timberland, it purchases timber, wood chips and other wood fibre as well as recycled materials on the open market in competition with other users of such resources where prices are influenced by factors beyond Norbord's control.

Norbord's wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. The MDF mill also purchases woodchips and sawdust from local sawmills. In Europe wood fibre is purchased from government-owned and private landowners. Fibre for OSB comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, woodchips, sawdust and recycled wood. Norbord's Quebec and Ontario mills hold forestry licences and agreements to source approximately 880,000 cubic metres of poplar and birch from Crown timberland in those provinces. Most of this volume is harvested and delivered by third parties that also hold licences to operate in these areas.

The Crown licences require the payment of stumpage fees for the timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licences cover periods ranging from 20 to 25 years and are renewed or extended every five years. They can be revoked or cancelled for non-performance. The licences also contain terms and conditions that could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation.

Litigation

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1,2002 through the present.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

23

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously. However, the lawsuits are in their early stages, the outcome of litigation is subject to inherent uncertainties and an adverse outcome to these litigations has the potential to materially and adversely affect Norbord's business, financial condition and results of operations.

Labour Relations

Norbord's US employees are non-unionized while its UK, Belgian and most of its Canadian employees are unionized – representing just under one-half of the workforce. All but one of Norbord's UK and Belgian union contracts are evergreen. Norbord's Cowie and Canadian union contracts typically cover a three- to five-year term. No labour union contracts expired in 2006 and contracts covering employees at our Val-d'Or, Quebec, and Cochrane, Ontario, mills expire during 2007. Norbord believes it will be able to negotiate acceptable contracts upon expiry, but strikes or work stoppages could result if Norbord is unable to do so.

Environmental Matters

Norbord's operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation. Norbord believes that all of its facilities are in substantial compliance with these matters. Failure to comply with applicable environment laws and regulations could result in fines, penalties or other enforcement actions which could impact Norbord's production capacity or increase Norbord's production costs.

Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, took effect in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels. Existing mills are required to demonstrate compliance by October 2008.

In 2004 and 2005, $29 million in emission control equipment was installed at the Nacogdoches; Bemidji, Minnesota and Deposit, New York mills to meet state requirements and increase production. With these investments, the Company believes that all US mills with the exception of the original Cordele line meet the compliance requirements of the MACT standards. Where necessary, permit applications will be submitted in 2007 to finalize compliance requirements. In 2008, a capital investment of $8 million may be required to bring the original Cordele line into compliance.

A separate MACT regulation has been approved to control the emissions of hazardous air pollutants from industrial boilers. Six Norbord operations are affected by these regulations. Capital requirements for compliance are not expected to be material.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

24

In Europe, regulations to control the risks of fire and explosion came into force in 2004 (the UK's Dangerous Substances and Explosive Atmosphere (DSEAR) regulations and Europe's Explosive Atmosphere (ATEX) Directive). In the UK, most compliance work was completed in 2006, with final minor upgrades scheduled in early 2007. In Genk, compliance work began in 2006 and will be completed during 2007 and 2008. To date, the Company's European operations have invested approximately $6 million in equipment and controls to comply with the regulations.

Tax Exposures

Norbord maintains reserves for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. Norbord believes its reserves are adequate to cover such exposures, but future settlements could differ materially from such reserves.

Currency Exposure

Norbord reports its financial results in US dollars. A portion of Norbord's product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of Norbord's facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord's foreign exchange exposure arises from the following sources:

•       Net investments in self-sustaining foreign operations, limited to Norbord's investment in its European operations

•       Net Canadian dollar-denominated monetary assets and liabilities

•       Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in Norbord's Canadian operations and Euro revenues in Norbord's UK operations.

Norbord's policy is to hedge all significant balance sheet foreign exchange exposures. The Company may hedge a portion of foreign currency cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar or a weakening Euro versus the Pound Sterling.

In 2006, Norbord was negatively impacted by the strengthening Canadian dollar, realizing an average exchange rate, relative to the US dollar, of US $0.882 (2005 – US $0.825) on its Canadian dollar costs.

The Euro was essentially flat versus the Pound Sterling with an average rate of £0.682 during 2006 and £0.684 during 2005, ending the year at £0.674.

There were no Canadian dollar cost hedges or Euro revenue hedges outstanding at December 31, 2006. Each US one-cent change in the value of the Canadian dollar impacted annualized after-tax earnings by approximately $1 million in 2006. Each Pound Sterling one-pence change in the value of the Euro impacted after-tax earnings by approximately £1 million in 2006.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

25

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2006 by Norbord's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord's disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 are effective.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and compliance with Canadian generally accepted accounting principles. There have been no changes in Norbord's internal control over financial reporting during the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Norbord's management, including the CEO and CFO, has evaluated the design of the Company's internal control over financial reporting using the framework and criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of December 31,2006.

Section 404 of the Sarbanes Oxley Act requires that a report on management's assessment of the effectiveness of internal controls over financial reporting be issued and that management's assessment be independently audited by the shareholders' auditors. Under rules as currently written and Norbord's status under US securities law, the timetable for Norbord to meet these requirements is December 31, 2007 for management's assessment of the effectiveness of internal controls over financial reporting and December 31,2008 for the independent audit of management's assessment. Based on the work done to date, the Company expects it will be able to comply with these requirements.

Outlook for 2007

Market statistics for new home sales activity and inventories indicate the US housing market may be bottoming, however, many industry forecasts predict that US housing starts will remain below the five-year average of 1.9 million starts during 2007. Industry forecasts also predict that spending on repair and remodelling will remain close to 2006 levels. Since housing starts account for about 55% of North American structural panel demand, Norbord expects that the slower new home construction market will drive lower structural panel consumption in 2007. OSB currently constitutes approximately 62% of North American structural panel usage, and Norbord anticipates further OSB substitution for plywood during this down cycle.

New North American OSB capacity started ramping up during 2006. The Company expects this will continue through the next two years. The impact of this new capacity should be tempered by the fact that some of Norbord's competitors have announced permanent and temporary market-related downtime at existing structural panel mills as well as slowdowns in new capacity construction.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

26

With slower housing starts and new OSB capacity ramping up, North American OSB prices are expected to remain below trend levels through 2007.

The Company expects that the European construction market, which drives demand for Norbord's OSB and particleboard products in Europe, will continue expanding in 2007. The improving economic climates in Germany, which accounts for about one-third of European panel demand, and eastern Europe are the principal drivers of this expansion. Norbord also expects that improving retail spending in Europe should improve demand for Norbord's European MDF and value-added furniture products, which are used principally in home furnishings and fixtures.

Norbord anticipates that its global OSB production will increase by more than 10% in 2007, as a result of the ramp-up of the second line at Cordele and productivity improvements at existing mills. Further, Norbord expects production of value-added products, which account for about one-quarter of Norbord's North American OSB sales volume to grow by 20% versus 2006 levels.

Capital investment in 2006 and 2005 reflects the construction of the second line at Cordele. Capital investment for 2007 is currently estimated at $30 million, which includes the completion of the biomass heat energy systems at Genk and Nacogdoches. If market conditions warrant, capital investment could be increased to $40 million, or 40% of depreciation.

Summary

Norbord believes that it will benefit from its geographic diversification strategy in 2007 as weaker North American OSB results are expected to be partially offset by stronger European panel results. The Company believes it is one of the lowest-cost OSB producers in North America, and with significant liquidity available, management is confident the Company is well positioned to weather the down cycle in North America.

The Company believes the fundamentals supporting demand for structural panels remain strong and it is committed to the strategy of pursuing growth in OSB through operational efficiency, strategic expansion of existing assets, well-priced and well-timed acquisitions, and investment in low-risk, high-return capital projects. Norbord believes this strategy should serve shareholders well in the future.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

27

EBITDA is earnings from continuing operations before interest, premium on early extinguishment of debt, provision for non-core operation, income tax, depreciation and amortization. Norbord views EBITDA as a measure of gross profit and interprets EBITDA trends as an indicator of relative operating performance. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. The following table reconciles EBITDA to the nearest comparable GAAP measure:

(US $ millions)	2006	2005	2004	2003	2002
Earnings	$97	$248	$326	$126	$13
Less: Earnings from discontinued operations	–	–	6	40	(6)
Add: Premium on early extinguishment of debt, net	–	–	9	–	–
Add: Provision for non-core operation	13	–	–	–	–
Add: Interest expense	29	30	31	37	37
Less: Interest and other income	(3)	(5)	(6)	(5)	(6)
Add: Income tax	17	133	183	91	(20)
Add: Depreciation	94	89	82	76	71
EBITDA	$247	$495	$631	$365	$89

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable and accrued liabilities.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets less any unrealized balance sheet losses included in other liabilities. The following table reconciles capital employed to the nearest comparable GAAP measure:

(US $ millions)	2006	2005	2004	2003	2002
Property, plant and equipment	$1,008	$921	$927	$833	$857
Accounts receivable	163	145	150	115	84
Inventory	98	99	90	66	61
Accounts payable and accrued liabilities	(228)	(225)	(238)	(187)	(145)
Other assets	7	4	5	6	66
Unrealized net investment hedge losses(1)	(25)	–	(16)	(16)	(1)
Capital employed	$1,023	$944	$918	$817	$922
(1) Included in other liabilities.

ROCE (return on capital employed) is EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD INC.	Management's Discussion and Analysis

28

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Total shareholder return assumes the reinvestment of all dividends in shares of Norbord. The 2004 return assumes the shares of Fraser Papers received in the distribution were disposed on the first day of trading with the reinvestment of the proceeds in Norbord shares.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position. The following table reconciles net debt to the nearest comparable GAAP measure:

(US $ millions)	2006	2005	2004	2003	2002
Long-term debt	$480	$440	$450	$657	$658
Current portion of long-term debt	–	–	1	2	153
Bank advances	–	–	–	–	1
Cash and cash equivalents	(20)	(155)	(215)	(177)	(67)
Net debt	$460	$285	$236	$482	$745

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD INC.

29

Forward-Looking Statements

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "believes," "expects," or "does not expect," "is expected," "targets," "outlook," "plans," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate" or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to key input prices, such as the price of natural gas; (10) sensitivity to changes in foreign exchange rates; (11) Margin Improvement Program targets; (12) expectations regarding income tax rates; (13) expectations regarding compliance with environmental regulations; (14) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; and (15) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the United States, Europe, Canada and globally; (2) risks inherent with product concentration; (3) effects of competition and product pricing pressures; (4) outcome of the OSB class action lawsuits; (5) risks inherent with customer dependence; (6) effects of variations in the price and availability of manufacturing inputs including continued access to fibre resources at competitive prices; (7) various events which could disrupt operations, including natural events and ongoing relations with employees; (8) impact of changes to or non-compliance with environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent with a capital intensive industry; (11) impact of future outcome of certain tax exposures; and (12) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.